Exhibit 99.1

Santiago, April 2, 2020

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

Av. Libertador Bernardo O’Higgins 1449, 12th floor

Present

Re: Material Fact report

Dear Chairman:

In accordance with the provisions of Article 9 and 10 of the Securities Market Law and in General Rule No. 30, duly authorized, I inform as a Material Fact of LATAM Airlines Group S.A. (“LATAM Airlines”), Securities Registration No. 306, the following:

The Board of LATAM acknowledged the resignation presented by Mr. Juan Jose Cueto Plaza to the position of board member of the Company, effective as of April 1, 2020. In his replacement, and in use of the faculty contained in the Article 32 of Law N°18,046, on Corporations Law, the Board of Directors agreed in an extraordinary meeting held yesterday, April 1, 2020, to appoint Mr. Enrique Cueto Plaza as board member of LATAM. Consequently, at the next Ordinary Shareholders’ Meeting of LATAM, it will be necessary to proceed to elect and renew its board of directors

Sincerely,

Juan Carlos Menció

Vice President of Legal Affairs

LATAM Airlines Group S.A.